

GENTING BERHAD

(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur, P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

5 April 2005



05007050

OICF

Stop 3-2

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX
FAX # 001-202-942-9525

SUPPL

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the Status Report on Genting Berhad's ("GB") ADR Programme as of 31 March 2005 for filing pursuant to exemption no. 82-4962 granted to GB under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

WILLIAM CHUA
Assistant Company Secretary

PROCESSED
APR 07 2005
THOMSON
FINANCIAL

RECEIVED
2005 APR -7 A 9:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Encls...
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GENTING BERHAD ("GB")

LEVEL I AMERICAN DEPOSITORY RECEIPT PROGRAMME
STATUS REPORT AS OF 31 MARCH 2005

	Number	***Name***	***Percentage of securities against issued and paid-up capital of GB***
Custodian	1	Malayan Banking Berhad, Kuala Lumpur (Local Custodian)	
Securities	507,000	-	0.072%

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